UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 47)*

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
(Name of Issuer)

COMMON STOCK, Par Value $1 Per Share
(Title of Class of Securities)

390064 10 3

(CUSIP Number)

John D. Barline, Esq.
Williams, Kastner & Gibbs, LLP
1301 A Street, Suite 900
Tacoma, Washington 98402
(253) 552-4081
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Sarkis Jebejian, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

February 4, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	390064 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tengelmann Warenhandelsgesellschaft KG 51-0235841
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 35,785,764A
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 35,785,764A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,785,764A
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3%B
14	TYPE OF REPORTING PERSON (See Instructions) PN

A
INCLUSIVE OF 1,290,393 SHARES OF THE COMMON STOCK (AS DEFINED IN ITEM 1 BELOW) HELD BY ECP (AS DEFINED IN ITEM 2 BELOW) AND 12,000,000 SHARES OF THE COMMON STOCK ISSUABLE TO TENGELMANN (AS DEFINED IN ITEM 2 BELOW) UPON THE CONVERSION OF 60,000 SHARES OF THE SERIES A-T PREFERRED STOCK (AS DEFINED IN ITEM 1 BELOW AND DESCRIBED IN ITEM 6 BELOW), WHICH SHARES OF THE SERIES A-T PREFERRED STOCK ENTITLE TENGELMANN TO VOTE WITH THE HOLDERS OF THE COMMON STOCK (AS DESCRIBED IN ITEM 5 BELOW) AND ARE CONVERTIBLE INTO SHARES OF THE COMMON STOCK.  THE BENEFICIAL OWNERSHIP OF 1,290,393 SHARES OF THE COMMON STOCK HELD BY ECP IS BEING REPORTED HEREUNDER BECAUSE TENGELMANN MAY BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF ANY SHARES WHICH ECP BENEFICIALLY OWNS.  PURSUANT TO RULE 13D-4, NEITHER THE FILING OF THIS AMENDMENT NOR ANY OF ITS CONTENT SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY TENGELMANN THAT IT IS THE BENEFICIAL OWNER OF ANY OF THE COMMON STOCK BENEFICIALLY OWNED BY ECP FOR PURPOSES OF SECTION 13(D) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

B
BASED ON THE 53,852,470 SHARES OF THE COMMON STOCK (AS DEFINED IN ITEM 1 BELOW) ACTUALLY OUTSTANDING AS OF JANUARY 7, 2011 ACCORDING TO THE QUARTERLY REPORT ON FORM 10-Q FILED BY THE COMPANY (AS DEFINED IN ITEM 1 BELOW) ON JANUARY 13, 2011, PLUS THE NUMBER OF SHARES OF THE COMMON STOCK ISSUABLE TO TENGELMANN (AS DEFINED IN ITEM 2 BELOW) WITHIN 60 DAYS HEREOF UPON CONVERSION OF THE SERIES A-T PREFERRED STOCK (AS DEFINED IN ITEM 1 BELOW), BASED ON THE INITIAL CONVERSION RATE OF THE SERIES A-T PREFERRED STOCK.  HOWEVER, IF THE NUMBER OF OUTSTANDING SHARES WAS FURTHER ADJUSTED TO ALSO INCLUDE THE NUMBER OF SHARES OF THE COMMON STOCK ISSUABLE TO YUCAIPA (AS DEFINED IN ITEM 5 BELOW) WITHIN 60 DAYS HEREOF UPON CONVERSION OF THE SERIES A-Y PREFERRED STOCK (AS DEFINED IN ITEM 5 BELOW), BASED ON THE INITIAL CONVERSION RATE OF THE SERIES A-Y PREFERRED STOCK, THEN THE PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) WOULD BE APPROXIMATELY 40.3%.

CUSIP No.	390064 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tengelmannn Verwaltungs-und Beteiligungs GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 35,785,764A
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 35,785,764A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,785,764A
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3%B
14	TYPE OF REPORTING PERSON (See Instructions) CO

A
INCLUSIVE OF 22,495,371 SHARES OF THE COMMON STOCK (AS DEFINED IN ITEM 1 BELOW) HELD BY TENGELMANN (AS DEFINED IN ITEM 2 BELOW), 1,290,393 SHARES OF THE COMMON STOCK HELD BY ECP (AS DEFINED IN ITEM 2 BELOW) AND 12,000,000 SHARES OF THE COMMON STOCK ISSUABLE TO TENGELMANN UPON THE CONVERSION OF 60,000 SHARES OF THE SERIES A-T PREFERRED STOCK (AS DEFINED IN ITEM 1 BELOW AND DESCRIBED IN ITEM 6 BELOW), WHICH SHARES OF THE SERIES A-T PREFERRED STOCK ENTITLE TENGELMANN TO VOTE WITH THE HOLDERS OF THE COMMON STOCK (AS DESCRIBED IN ITEM 5 BELOW) AND ARE CONVERTIBLE INTO SHARES OF THE COMMON STOCK.  THE BENEFICIAL OWNERSHIP OF 1,290,393 SHARES OF THE COMMON STOCK HELD BY ECP IS BEING REPORTED HEREUNDER BECAUSE TVB (AS DEFINED IN ITEM 2 BELOW) MAY BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF ANY SHARES WHICH ECP BENEFICIALLY OWNS.  PURSUANT TO RULE 13D-4, NEITHER THE FILING OF THIS AMENDMENT NOR ANY OF ITS CONTENT SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY TVB THAT IT IS THE BENEFICIAL OWNER OF ANY OF THE COMMON STOCK BENEFICIALLY OWNED BY ECP FOR PURPOSES OF SECTION 13(D) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

B
BASED ON THE 53,852,470 SHARES OF THE COMMON STOCK (AS DEFINED IN ITEM 1 BELOW) ACTUALLY OUTSTANDING AS OF JANUARY 7, 2011 ACCORDING TO THE QUARTERLY REPORT ON FORM 10-Q FILED BY THE COMPANY (AS DEFINED IN ITEM 1 BELOW) ON JANUARY 13, 2011, PLUS THE NUMBER OF SHARES OF THE COMMON STOCK ISSUABLE TO TENGELMANN (AS DEFINED IN ITEM 2 BELOW) WITHIN 60 DAYS HEREOF UPON CONVERSION OF THE SERIES A-T PREFERRED STOCK (AS DEFINED IN ITEM 1 BELOW), BASED ON THE INITIAL CONVERSION RATE OF THE SERIES A-T PREFERRED STOCK.  HOWEVER, IF THE NUMBER OF OUTSTANDING SHARES WAS FURTHER ADJUSTED TO ALSO INCLUDE THE NUMBER OF SHARES OF THE COMMON STOCK ISSUABLE TO YUCAIPA (AS DEFINED IN ITEM 5 BELOW) WITHIN 60 DAYS HEREOF UPON CONVERSION OF THE SERIES A-Y PREFERRED STOCK (AS DEFINED IN ITEM 5 BELOW), BASED ON THE INITIAL CONVERSION RATE OF THE SERIES A-Y PREFERRED STOCK, THEN THE PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) WOULD BE APPROXIMATELY 40.3%.

CUSIP No.	390064 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emil Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,290,393
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,290,393
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,290,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%A
14	TYPE OF REPORTING PERSON (See Instructions) CO

A
BASED ON THE 53,852,470 SHARES OF THE COMMON STOCK (AS DEFINED IN ITEM 1 BELOW) ACTUALLY OUTSTANDING AS OF JANUARY 7, 2011 ACCORDING TO THE QUARTERLY REPORT ON FORM 10-Q FILED BY THE COMPANY (AS DEFINED IN ITEM 1 BELOW) ON JANUARY 13, 2011, PLUS THE NUMBER OF SHARES OF THE COMMON STOCK ISSUABLE TO TENGELMANN (AS DEFINED IN ITEM 2 BELOW) WITHIN 60 DAYS HEREOF UPON CONVERSION OF THE SERIES A-T PREFERRED STOCK (AS DEFINED IN ITEM 1 BELOW), BASED ON THE INITIAL CONVERSION RATE OF THE SERIES A-T PREFERRED STOCK.  HOWEVER, IF THE NUMBER OF OUTSTANDING SHARES WAS FURTHER ADJUSTED TO ALSO INCLUDE THE NUMBER OF SHARES OF THE COMMON STOCK ISSUABLE TO YUCAIPA (AS DEFINED IN ITEM 5 BELOW) WITHIN 60 DAYS HEREOF UPON CONVERSION OF THE SERIES A-Y PREFERRED STOCK (AS DEFINED IN ITEM 5 BELOW), BASED ON THE INITIAL CONVERSION RATE OF THE SERIES A-Y PREFERRED STOCK, THEN THE PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) WOULD BE APPROXIMATELY 1.5%.

CUSIP No.	390064 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christian Wilhelm Erich Haub ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 613,071A
	8	SHARED VOTING POWER 35,785,764B
	9	SOLE DISPOSITIVE POWER 613,071A
	10	SHARED DISPOSITIVE POWER 35,785,764B
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,398,835A, B
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.3%C
14	TYPE OF REPORTING PERSON (See Instructions) IN

A	INCLUSIVE OF OPTIONS TO PURCHASE 292,426 SHARES OF THE COMMON STOCK (AS DEFINED IN ITEM 1 BELOW).

B
INCLUSIVE OF 22,495,371 SHARES OF THE COMMON STOCK (AS DEFINED IN ITEM 1 BELOW) HELD BY TENGELMANN (AS DEFINED IN ITEM 2 BELOW), 1,290,393 SHARES OF THE COMMON STOCK HELD BY ECP (AS DEFINED IN ITEM 2 BELOW) AND 12,000,000 SHARES OF THE COMMON STOCK ISSUABLE TO TENGELMANN UPON THE CONVERSION OF 60,000 SHARES OF THE SERIES A-T PREFERRED STOCK (AS DEFINED IN ITEM 1 BELOW AND DESCRIBED IN ITEM 6 BELOW), WHICH SHARES OF THE SERIES A-T PREFERRED STOCK ENTITLE TENGELMANN TO VOTE WITH THE HOLDERS OF THE COMMON STOCK (AS DESCRIBED IN ITEM 5 BELOW) AND ARE CONVERTIBLE INTO SHARES OF THE COMMON STOCK, BUT EXCLUSIVE OF 500 SHARES OF THE COMMON STOCK HELD BY THE WIFE OF CH (AS DEFINED IN ITEM 2 BELOW) IN RESPECT OF WHICH CH DISCLAIMS ANY POWER TO VOTE, OR TO DIRECT VOTING, AND ANY POWER TO DISPOSE, OR TO DIRECT DISPOSITION.  THE BENEFICIAL OWNERSHIP OF 1,290,393 SHARES OF THE COMMON STOCK HELD BY ECP IS BEING REPORTED HEREUNDER BECAUSE CH MAY BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF ANY SHARES WHICH ECP BENEFICIALLY OWNS.  PURSUANT TO RULE 13D-4, NEITHER THE FILING OF THIS AMENDMENT NOR ANY OF ITS CONTENT SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY CH THAT HE IS THE BENEFICIAL OWNER OF ANY OF THE COMMON STOCK BENEFICIALLY OWNED BY ECP FOR PURPOSES OF SECTION 13(D) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

C
BASED ON THE 53,852,470 SHARES OF THE COMMON STOCK (AS DEFINED IN ITEM 1 BELOW) ACTUALLY OUTSTANDING AS OF JANUARY 7, 2011 ACCORDING TO THE QUARTERLY REPORT ON FORM 10-Q FILED BY THE COMPANY (AS DEFINED IN ITEM 1 BELOW) ON JANUARY 13, 2011, PLUS THE NUMBER OF SHARES OF THE COMMON STOCK ISSUABLE TO TENGELMANN (AS DEFINED IN ITEM 2 BELOW) WITHIN 60 DAYS HEREOF UPON CONVERSION OF THE SERIES A-T PREFERRED STOCK (AS DEFINED IN ITEM 1 BELOW), BASED ON THE INITIAL CONVERSION RATE OF THE SERIES A-T PREFERRED STOCK.  HOWEVER, IF THE NUMBER OF OUTSTANDING SHARES WAS FURTHER ADJUSTED TO ALSO INCLUDE THE NUMBER OF SHARES OF THE COMMON STOCK ISSUABLE TO YUCAIPA (AS DEFINED IN ITEM 5 BELOW) WITHIN 60 DAYS HEREOF UPON CONVERSION OF THE SERIES A-Y PREFERRED STOCK (AS DEFINED IN ITEM 5 BELOW), BASED ON THE INITIAL CONVERSION RATE OF THE SERIES A-Y PREFERRED STOCK, THEN THE PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) WOULD BE APPROXIMATELY 41.0%.

CUSIP No.	390064 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Karl-Erivan Warder Haub ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,000
	8	SHARED VOTING POWER 35,785,764A
	9	SOLE DISPOSITIVE POWER 13,000
	10	SHARED DISPOSITIVE POWER 35,785,764A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,785,764A
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%B
14	TYPE OF REPORTING PERSON (See Instructions) IN

A
INCLUSIVE OF 22,495,371 SHARES OF THE COMMON STOCK (AS DEFINED IN ITEM 1 BELOW) HELD BY TENGELMANN (AS DEFINED IN ITEM 2 BELOW), 1,290,393 SHARES OF THE COMMON STOCK HELD BY ECP (AS DEFINED IN ITEM 2 BELOW) AND 12,000,000 SHARES OF THE COMMON STOCK ISSUABLE TO TENGELMANN UPON THE CONVERSION OF 60,000 SHARES OF THE SERIES A-T PREFERRED STOCK (AS DEFINED IN ITEM 1 BELOW AND DESCRIBED IN ITEM 6 BELOW), WHICH SHARES OF THE SERIES A-T PREFERRED STOCK ENTITLE TENGELMANN TO VOTE WITH THE HOLDERS OF THE COMMON STOCK (AS DESCRIBED IN ITEM 5 BELOW) AND ARE CONVERTIBLE INTO SHARES OF THE COMMON STOCK.  THE BENEFICIAL OWNERSHIP OF 1,290,393 SHARES OF THE COMMON STOCK HELD BY ECP IS BEING REPORTED HEREUNDER BECAUSE KEH (AS DEFINED IN ITEM 2 BELOW) MAY BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF ANY SHARES WHICH ECP BENEFICIALLY OWNS.  PURSUANT TO RULE 13D-4, NEITHER THE FILING OF THIS AMENDMENT NOR ANY OF ITS CONTENT SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY KEH THAT HE IS THE BENEFICIAL OWNER OF ANY OF THE COMMON STOCK BENEFICIALLY OWNED BY ECP FOR PURPOSES OF SECTION 13(D) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

B
BASED ON THE 53,852,470 SHARES OF THE COMMON STOCK (AS DEFINED IN ITEM 1 BELOW) ACTUALLY OUTSTANDING AS OF JANUARY 7, 2011 ACCORDING TO THE QUARTERLY REPORT ON FORM 10-Q FILED BY THE COMPANY (AS DEFINED IN ITEM 1 BELOW) ON JANUARY 13, 2011, PLUS THE NUMBER OF SHARES OF THE COMMON STOCK ISSUABLE TO TENGELMANN (AS DEFINED IN ITEM 2 BELOW) WITHIN 60 DAYS HEREOF UPON CONVERSION OF THE SERIES A-T PREFERRED STOCK (AS DEFINED IN ITEM 1 BELOW), BASED ON THE INITIAL CONVERSION RATE OF THE SERIES A-T PREFERRED STOCK.  HOWEVER, IF THE NUMBER OF OUTSTANDING SHARES WAS FURTHER ADJUSTED TO ALSO INCLUDE THE NUMBER OF SHARES OF THE COMMON STOCK ISSUABLE TO YUCAIPA (AS DEFINED IN ITEM 5 BELOW) WITHIN 60 DAYS HEREOF UPON CONVERSION OF THE SERIES A-Y PREFERRED STOCK (AS DEFINED IN ITEM 5 BELOW), BASED ON THE INITIAL CONVERSION RATE OF THE SERIES A-Y PREFERRED STOCK, THEN THE PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) WOULD BE APPROXIMATELY 40.3%.

CUSIP No.	390064 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erivan Karl Haub ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 345,100
	8	SHARED VOTING POWER 35,785,764A
	9	SOLE DISPOSITIVE POWER 345,100
	10	SHARED DISPOSITIVE POWER 35,785,764A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,130,864A
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.9%B
14	TYPE OF REPORTING PERSON (See Instructions) IN

A
INCLUSIVE OF 22,495,371 SHARES OF THE COMMON STOCK (AS DEFINED IN ITEM 1 BELOW) HELD BY TENGELMANN (AS DEFINED IN ITEM 2 BELOW), 1,290,393 SHARES OF THE COMMON STOCK HELD BY ECP (AS DEFINED IN ITEM 2 BELOW) AND 12,000,000 SHARES OF THE COMMON STOCK ISSUABLE TO TENGELMANN UPON THE CONVERSION OF 60,000 SHARES OF THE SERIES A-T PREFERRED STOCK (AS DEFINED IN ITEM 1 BELOW AND DESCRIBED IN ITEM 6 BELOW), WHICH SHARES OF THE SERIES A-T PREFERRED STOCK ENTITLE TENGELMANN TO VOTE WITH THE HOLDERS OF THE COMMON STOCK (AS DESCRIBED IN ITEM 5 BELOW) AND ARE CONVERTIBLE INTO SHARES OF THE COMMON STOCK, BUT EXCLUSIVE OF 15,550 SHARES OF THE COMMON STOCK HELD BY THE WIFE OF EKH (AS DEFINED IN ITEM 2 BELOW) IN RESPECT OF WHICH EKH DISCLAIMS ANY POWER TO VOTE, OR TO DIRECT VOTING, AND ANY POWER TO DISPOSE, OR TO DIRECT DISPOSITION.  THE BENEFICIAL OWNERSHIP OF 1,290,393 SHARES OF THE COMMON STOCK HELD BY ECP IS BEING REPORTED HEREUNDER BECAUSE EKH MAY BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF ANY SHARES WHICH ECP BENEFICIALLY OWNS.  PURSUANT TO RULE 13D-4, NEITHER THE FILING OF THIS AMENDMENT NOR ANY OF ITS CONTENT SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY EKH THAT HE IS THE BENEFICIAL OWNER OF ANY OF THE COMMON STOCK BENEFICIALLY OWNED BY ECP FOR PURPOSES OF SECTION 13(D) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

B
BASED ON THE 53,852,470 SHARES OF THE COMMON STOCK (AS DEFINED IN ITEM 1 BELOW) ACTUALLY OUTSTANDING AS OF JANUARY 7, 2011 ACCORDING TO THE QUARTERLY REPORT ON FORM 10-Q FILED BY THE COMPANY (AS DEFINED IN ITEM 1 BELOW) ON JANUARY 13, 2011, PLUS THE NUMBER OF SHARES OF THE COMMON STOCK ISSUABLE TO TENGELMANN (AS DEFINED IN ITEM 2 BELOW) WITHIN 60 DAYS HEREOF UPON CONVERSION OF THE SERIES A-T PREFERRED STOCK (AS DEFINED IN ITEM 1 BELOW), BASED ON THE INITIAL CONVERSION RATE OF THE SERIES A-T PREFERRED STOCK.  HOWEVER, IF THE NUMBER OF OUTSTANDING SHARES WAS FURTHER ADJUSTED TO ALSO INCLUDE THE NUMBER OF SHARES OF THE COMMON STOCK ISSUABLE TO YUCAIPA (AS DEFINED IN ITEM 5 BELOW) WITHIN 60 DAYS HEREOF UPON CONVERSION OF THE SERIES A-Y PREFERRED STOCK (AS DEFINED IN ITEM 5 BELOW), BASED ON THE INITIAL CONVERSION RATE OF THE SERIES A-Y PREFERRED STOCK, THEN THE PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) WOULD BE APPROXIMATELY 40.7%.

This Amendment No. 47 relates to reporting a change in the facts set forth in the Schedule 13D required by Rule 13(d)-1(a), and is intended to amend and restate the entire text of the statement on Schedule 13D (the “Statement”) to update the information presented therein and create a composite Statement presenting such information in one document.  Accordingly, the Statement is hereby amended and restated in its entirety to read as follows:

Item 1.	Securities and Issuer

This Statement relates to the common stock, par value $1 per share (the “Common Stock”), of The Great Atlantic & Pacific Tea Company, Inc., a Maryland corporation (the “Company”), and the shares of 8.0% Cumulative Convertible Preferred Stock, Series A-T, without par value (the “Series A-T Preferred Stock”) which are convertible into shares of Common Stock.  The principal executive offices of the Company are located at 2 Paragon Drive, Montvale, New Jersey 07645.

Item 2.	Identity and Background

(a) - (c); (f)

The names of the persons filing this Statement (collectively, the “Reporting Parties”) are the following:  Tengelmann Warenhandelsgesellschaft KG, a limited partnership organized under the laws of the Federal Republic of Germany (“Tengelmann”); Tengelmann Verwaltungs-und Beteiligungs GmbH, a limited liability company authorized under the laws of the Federal Republic of Germany (“TVB”); Emil Capital Partners, LLC, a limited liability company authorized under the laws of Delaware (“ECP”); Christian Wilhelm Erich Haub (“CH”); Karl-Erivan Warder Haub (“KEH”); and Erivan Karl Haub (“EKH”).  The address of the principal office of both Tengelmann and TVB is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany.  The address of the principal office of ECP is 67 Mason Street, Greenwich, Connecticut 06830.  CH is a citizen of the United States and the Federal Republic of Germany whose business address is 67 Mason Street, Greenwich, Connecticut 06830.  KEH is a citizen of the United States and the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany.  EKH is a citizen of the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany.

 Tengelmann is engaged in general retail marketing.  It owns, operates and has investments in, through affiliated companies and subsidiaries, several chains of stores, which principally sell grocery and department store items throughout the Federal Republic of Germany, other European countries and the United States.  The general partners of Tengelmann are TVB and two of EKH’s sons, CH and KEH.  CH and KEH are co-Chief Executive Officers and Managing Directors of Tengelmann.  Tengelmann’s limited partners are EKH and Georg Rudolf Otto Haub (“GH”), EKH’s third son.  GH is a Managing Director of a company affiliated with Tengelmann and a citizen of the United States and the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany.  EKH owns 6% of the economic and voting interests of Tengelmann, with the remainder equally divided among CH, KEH and GH.

TVB is the sole managing partner of Tengelmann.  By virtue of the articles of association of Tengelmann, TVB has the exclusive right to direct Tengelmann and is solely responsible for its conduct.  TVB, whose only shareholders are EKH and his three sons, is not an operating company.  CH and KEH are the only Managing Directors (“Co-CEOs”) of TVB.

ECP is engaged primarily as an investment, management and consulting entity of the Tengelmann group, currently focused on business activities in North America.  Tengelmann holds 100% of the outstanding membership interests of ECP.  CH is the Chairman and President of ECP.

CH is and has been a member of the Board of Directors of the Company (the “Board”) since December 3, 1991, has served as Chairman of the Board since May 1, 2001 and has served as Chair of the Executive Committee of the Board since August 15, 2005.  In addition, CH served as Interim President and Chief Executive Officer of the Company from October 20, 2009 through February 8, 2010, Chief Executive Officer of the Company from May 1, 1998 through August 15, 2005 and President of the Company from December 7, 1993 through February 24, 2002, and from November 4, 2002 through November 15, 2004.

 (d) - (e)

None of the Reporting Parties nor, to the best knowledge of the Reporting Parties, any director of TVB, any partner of Tengelmann or any manager of ECP, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Since June 6, 2010, EKH has acquired 10,000 shares of Common Stock for an aggregate purchase price of $28,450.  The funds used by EKH to purchase all such shares consisted of his personal funds.

The shares of Common Stock referred to in Item 5(a) hereof as being beneficially owned by the Reporting Parties (other than the shares referred to in the previous two paragraphs) were acquired by the Reporting Parties in transactions which have been previously described in filings pursuant to Rule 13d-1 and Rule 13d-2 under the Act on Schedule 13D.

In addition, on August 4, 2009, Tengelmann acquired 60,000 shares of the Series A-T Preferred Stock.  Tengelmann acquired all such shares pursuant to a contribution from CH, KEH, EKH and GH (collectively, the “Investors”).  The Investors purchased the Series A-T Preferred Stock in exchange for $60,000,000, the source of which was the personal funds of the respective Investors.  For further information, see Item 6, which is incorporated herein in its entirety.

Item 4.	Purpose of Transaction

Tengelmann and ECP hold the shares of Common Stock they own as an investment.

On August 4, 2009, the Investors acquired (the “Acquisition”) 60,000 shares of Series A-T Preferred Stock, which were contributed to Tengelmann immediately upon the consummation of the Acquisition.  Tengelmann intends to hold the shares of Series A-T Preferred Stock contributed to it by the Investors as an investment.  For further information, see Item 6, which is incorporated herein by reference in its entirety and is qualified in its entirety by reference to the full text of the Investment Agreement dated as of July 23, 2009 among the Investors, ECP and the Company, a copy of which was filed as Exhibit 7.1 to Amendment No. 44 to the Statement and is incorporated herein by reference in its entirety.

In connection with the Acquisition, the Company filed with the Maryland State Department of Assessments & Taxation the articles supplementary of the Series A-T Preferred Stock setting forth the voting powers, preferences, conversion and other rights, qualifications, limitations as to dividends, terms and conditions of redemption and restrictions of the Series A-T Preferred Stock (the “Convertible Preferred Articles Supplementary”).  For further information, see Item 6, which is incorporated herein by reference in its entirety and is qualified in its entirety by reference to the full text of the Convertible Preferred Articles Supplementary, a copy of which was filed as Exhibit 7.1 to Amendment No. 45 to the Statement and is incorporated herein by reference in its entirety.

In connection with the Acquisition, Tengelmann and the Company entered into an Amended and Restated Stockholder Agreement dated as of August 4, 2009 (the “Stockholder Agreement”).  Among other things, the Stockholder Agreement sets forth certain corporate governance rights, as well as certain registration rights, preemptive rights and consent rights.  For further information, see Item 6, which is incorporated herein by reference in its entirety and is qualified in its entirety by reference to the full text of the Stockholder Agreement, a copy of which was filed as Exhibit 7.2 to Amendment No. 45 to the Statement and is incorporated herein by reference in its entirety.

Pursuant to the Convertible Preferred Articles Supplementary, Tengelmann’s current ownership of Common Stock and the Series A-T Preferred Stock gives it the right to elect four directors.  In addition, Tengelmann intends to seek to influence the composition of the Board (including by nominating, voting for and soliciting votes in favor of candidates for the Board) and the corporate governance and strategy of the Company in general, subject to the corporate governance provisions of the Stockholder Agreement.

On February 4, 2011, pursuant to its rights under the Convertible Preferred Articles Supplementary, Tengelmann appointed Greg Rayburn (“GR”) to the Board.  GR fills the open Board position left by Dr. Jens-Jürgen Böckel’s resignation from the Board on February 4, 2011.

Of the 10 current directors of the Company, the following four were elected by Tengelmann:

John D. Barline (“JDB”)
Greg Rayburn
Christian Wilhelm Erich Haub
Dr. Andreas Guldin (“AG”)

Tengelmann and ECP regularly review their respective investments in the Company and, depending on the results of any such review, Tengelmann may decide to alter its strategy in respect of its investment in the Company in light of the investment objectives and policies of the Reporting Persons, the Company’s business, financial condition and operating results, the price level and availability of the Company’s securities, opportunities to acquire or dispose of the Company’s securities, trading profit maximization and loss minimization opportunities, general market and industry conditions or other factors.  Subject to the corporate governance provisions of the Stockholder Agreement, the Reporting Parties may in the future exercise any and all of their respective rights as shareholders of the Company, including to cause or facilitate one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  For example, the Reporting Parties may purchase or sell shares of Common Stock or purchase or sell the Company’s 5.125% Convertible Senior Notes or the Company’s 6.75% Convertible Senior Notes (collectively, the “Senior Notes”, and together with any other convertible debt securities of the Company, “Convertible Debt”) in the open market or in private transactions or launch a tender offer for shares of Common Stock or Convertible Debt.  Subject to the corporate governance provisions of the Stockholder Agreement, the Reporting Parties may also encourage, solicit or vote shares of Common Stock to approve:

●	an extraordinary transaction;

●	a material change in the capitalization or dividend policy of the Company;

●	a change to the composition or size of the Board or the terms to be served by directors or a nomination to fill an existing vacancy on the Board or a change to the Company’s management;

●	a change to the Company’s business or corporate structure;

●	a change to the Company’s charter or bylaws, including a change which may impede or facilitate the acquisition of control of the Company by any person; or

●
causing the Common Stock, or any other securities of the Company that may be listed on the New York Stock Exchange or any other national securities exchange or quoted on any inter-dealer quotation system, to be delisted from such exchange or no longer be authorized to be quoted on such system, or the registration of any such securities under federal securities laws to be terminated.

Based on the current trading price of the Common Stock and the Senior Notes, Tengelmann and ECP may in the future acquire additional shares of Common Stock or may acquire Convertible Debt, either on the open market, in negotiated transactions or otherwise.  The actual number of shares of Common Stock or principal amount of Convertible Debt acquired by Tengelmann and ECP, if any, will depend on a variety of factors, including, without limitation, current and anticipated future trading prices of Common Stock or Convertible Debt, as applicable, and the availability of Common Stock or Convertible Debt, as applicable, including any blocks of Common Stock or Convertible Debt, opportunities to acquire or dispose of the Common Stock or Convertible Debt, trading profit maximization and loss minimization opportunities, general market and industry conditions or other factors, and Tengelmann’s evaluation of the benefits to it of gaining additional representation on the Board.

On December 13, 2010, the Company filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Filing”).  The Reporting Persons continue to follow the Company’s bankruptcy process and to actively monitor opportunities to maximize the value of the Reporting Persons’ stake in the Company.  To that end, the Reporting Persons may, from time to time, solicit, initiate or encourage submission of proposals, offers, plans (including a plan of reorganization), participate in any plan of reorganization, asset sales or financings, purchase, sell or trade claims or Company equity or debt, take any of the actions described above in this Section 4, or enter into or continue any discussions with any other person or entity regarding any of the foregoing.

Other than as described above, as of the date of this Amendment, none of the Reporting Parties nor, to the best knowledge of the Reporting Parties, any of the members of the Board nominated by Tengelmann, has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) - (c)

As of February 4, 2011, TVB, CH, KEH and EKH were, or could be deemed to be, the beneficial owners (through Tengelmann and ECP) of 35,785,764 shares of Common Stock, which include (i) 22,495,371 of the shares of Common Stock held by Tengelmann, (ii) 1,290,393 of the shares of Common Stock held by ECP and (iii) 12,000,000 shares of Common Stock issuable to Tengelmann upon the conversion of 60,000 shares of the Series A-T Preferred Stock, which shares are convertible into shares of the Common Stock, and share the power to vote, or direct the vote of, and the power to dispose and direct the disposition of, such shares of Common Stock.  Based on the 53,852,470 shares of Common Stock outstanding as of January 7, 2011 according to the Quarterly Report on Form 10-Q filed by the Company on January 13, 2011 (the “Quarterly Report”), plus the number of shares of the Common Stock issuable to Tengelmann within 60 days hereof upon conversion of the Series A-T Preferred Stock, and based on the initial conversion rate of the Series A-T Preferred Stock, Tengelmann has beneficial ownership of approximately 54.3% of the outstanding shares of Common Stock.  However, if the number of outstanding shares was further adjusted (as further adjusted, the “Diluted Shares”) to also include the number of shares of the Common Stock issuable to The Yucaipa Companies LLC (together with its affiliates, “Yucaipa”) within 60 days hereof upon conversion of the 8.0% Cumulative Convertible Preferred Stock, Series A-Y, without par value (the “Series A-Y Preferred Stock”), based on the initial conversion rate of the Series A-Y Preferred Stock, then Tengelmann would have ownership of approximately 40.3% of the Diluted Shares.

In addition, as of February 4, 2011, (i) CH was the direct beneficial owner of 320,645 shares of Common Stock in addition to options to purchase 292,426 shares of the Common Stock, constituting approximately .7% of the Diluted Shares, and has the sole power to vote and dispose of such shares and options, (ii) KEH was the direct beneficial owner of 13,000 shares of Common Stock, constituting less than 0.1% of the Diluted Shares, and has the sole power to vote and dispose of such shares and (iii) EKH was the direct beneficial owner of 345,100 shares of Common Stock, constituting approximately 0.4% of the Diluted Shares, and has the sole power to vote and dispose of such shares.

On August 4, 2009, Tengelmann acquired 60,000 shares of the Series A-T Preferred Stock, of which TVB, CH, KEH and EKH were, or could be deemed to be, the beneficial owners (through Tengelmann), and the Company also issued 115,000 shares of the Series A-Y Preferred Stock (together with the Series A-T Preferred Stock, the “Preferred Stock”), to funds affiliated with Yucaipa.  For further information, see Item 6, which is incorporated herein by reference in its entirety and is qualified in its entirety by reference to the full text of the Convertible Preferred Articles Supplementary, a copy of which was filed as Exhibit 7.1 to Amendment No. 45 to the Statement and is incorporated herein by reference in its entirety.

At a special meeting of the Company’s stockholders held on December 15, 2009, the stockholder approval required by the New York Stock Exchange in connection with the Acquisition was received (such stockholder approval is referred to herein as the “NYSE Stockholder Approval”), pursuant to which Yucaipa and Tengelmann became entitled to cast the full number of votes represented by each share of Preferred Stock, on an as-converted basis.  Based on the number of Diluted Shares, Tengelmann and ECP together are entitled to cast approximately 40.3% of the total number of votes entitled to be cast by all outstanding shares of Common Stock of the Company.

As of February 4, 2011, to the best knowledge of the Reporting Parties, the directors of the Company suggested for nomination by Tengelmann (other than CH, who is a Reporting Party) were the beneficial owners of shares of Common Stock as set forth in Appendix A hereto.  JDB, a citizen of the United States whose business address is Williams, Kastner & Gibbs LLP, 1301 A Street, Suite 900, Tacoma, Washington 98402, is an attorney of counsel at Williams, Kastner & Gibbs, LLP, a director and corporate secretary of Sun Mountain Resorts, Inc. and a director of Sun Mountain Lodge, Inc., Wissoll Trading Company, Inc., the Le May Automobile Museum and the Company.  GR, a citizen of the United States whose business address is The Great Atlantic & Pacific Tea Company, Inc., 2 Paragon Drive, Montvale, New Jersey 07645, is a senior executive who most recently served as CEO of the New York City Off Track Betting Corporation.  GR previously served as CEO of Magna Entertainment Corporation, Syntax-Brillian Corporation, International Outsourcing Services, Muzak Holdings LLC and Sunterra Corporation and CRO of Worldcom.  AG, a citizen of the Federal Republic of Germany, whose business address is 67 Mason Street, Greenwich, Connecticut 06830, is the Vice Chairman of the Board, and the Chief Executive Officer of ECP.  AG previously served as Chief Strategy Officer of the Company from October 15, 2009 to December 10, 2010 and Executive Managing Director, Strategy and Corporate Development of the Company from May 1, 2007 to October 15, 2009.  AG was previously a Senior Executive Vice President (Corporate Finance) and co-chief financial officer of Tengelmann, a role which he held from July 2005 until April 2007, and from May 2007 has served as Tengelmann’s Managing Director of US Corporate Development.

Except as described in the preceding paragraphs, neither the Reporting Parties nor, to the best knowledge of the Reporting Parties, any other person named in Item 2 of the Statement or any person who, together with any Reporting Party or any other persons named in Item 2 of the Statement, comprise a group within the meaning of Section 13(d)(3) of the Act, beneficially owns any shares of Common Stock.  Except as described in the preceding paragraphs, each of the Reporting Parties disclaims any power to vote, or to direct the voting of, or any power to dispose, or to direct the disposition of, the shares owned by the other Reporting Parties, JDB, GR, AG or the wives of EKH or CH.  Each of the Reporting Parties expressly declares that the filing of this statement shall not be construed as an admission that such Reporting Party is, for purposes of Section 13 of the Act, a beneficial owner of the shares of Common Stock owned by JDB, GR or AG.

None of JDB, GR or AG, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Within the last 60 days, no Reporting Parties have acquired shares of Common Stock of the Company.

(d) - (e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Series A-T Preferred Stock

In connection with the Acquisition, the Company filed with the Maryland State Department of Assessments & Taxation the Convertible Preferred Articles Supplementary, which set forth voting powers, preferences, conversion and other rights, qualifications, limitations as to dividends, terms and conditions of redemption and restrictions of the Series A-T Preferred Stock.  Each share of Series A-T Preferred Stock (i) has an initial liquidation preference of $1,000, subject to adjustment, (ii) is convertible, at the election of the holders, at an initial conversion rate of $5.00 per share of Common Stock (subject to certain adjustments) and was subject to the limitation on conversion of more than 1.00% of the outstanding Common Stock prior to obtaining the NYSE Stockholder Approval on December 15, 2009, (iii) entitles holders to an 8.0% annual dividend, payable quarterly in arrears in cash or in additional shares of Series A-T Preferred Stock if the Company is not able to pay the dividends in cash in full; provided, however, that if the Company makes a dividend payment in additional shares of Series A-T Preferred Stock, the Series A-T Preferred Stock will be valued at the liquidation preference of the Series A-T Preferred Stock and the dividend rate will be 9.5% per annum with respect to any dividend period in which dividends are paid in additional shares of Series A-T Preferred Stock; provided further, to the extent the Company fails to pay dividends on the Series A-T Preferred Stock, the dividend rate payable shall be increased by 2.0% per annum for such dividend period, and, if the Company had failed to obtain the NYSE Stockholder Approval prior to or on the six-month anniversary of the issuance, the dividend rate would have been increased by an additional 2.0% per annum from such six-month anniversary and would be increased by an additional 1.0% per annum at the end of each six-month period thereafter until such NYSE Stockholder Approval had been obtained, (iv) entitles Tengelmann to vote together with the holders of Common Stock on all matters upon which the holders of Common Stock are entitled to vote, on an as-converted basis, subject to the applicable limitations prior to obtaining the NYSE Stockholder Approval, (v) requires the Company to redeem in cash all outstanding shares of the Series A-T Preferred Stock on August 1, 2016 (the “Maturity Date”), at 100.0% of the liquidation preference, plus accrued and unpaid dividends and (vi) is not redeemable prior to the Maturity Date.  Additionally, Tengelmann may require the Company to redeem the Series A-T Preferred Stock, in whole or in part, at 101% of the liquidation preference upon the occurrence of certain fundamental changes to the Company, including a change of control and certain bankruptcy events.

Pursuant to the Convertible Preferred Articles Supplementary, Tengelmann’s current ownership of the Series A-T Preferred Stock gives it the right to elect four directors.  Generally, the Convertible Preferred Articles Supplementary provide that Tengelmann is entitled to elect a certain number of directors to the Board based in proportion on the Tengelmann Percentage Interest (as defined below).  So long as the Tengelmann Percentage Interest is at least 10%, Tengelmann shall have the right to elect the percentage of Company directorships (including vacancies) equal to the Tengelmann Percentage Interest (rounded upward); provided, however, that so long as the percentage of all outstanding shares of voting stock of the Company held by Yucaipa (the “Yucaipa Percentage”) continuously equals 20% or more, if, based on the Tengelmann Percentage Interest, Tengelmann would have the right to elect five directors pursuant to the Convertible Preferred Articles Supplementary, then Tengelmann shall only have the right to elect four.

“Tengelmann Percentage Interest” is defined in the Stockholder Agreement and the Convertible Preferred Articles Supplementary, and generally refers to the percentage of the total outstanding securities of the Company having the right to vote in any election of members of the Board that is beneficially owned by Tengelmann and its affiliates, without giving effect to decreases attributable to issuances of new equity securities by the Company from March 4, 2007 (except shares of Common Stock issued as merger consideration in the Company’s December 3, 2007 acquisition of Pathmark Stores, Inc.) up to but not including August 4, 2009.  As a result, the approximately 5.6 million shares of Common Stock issued by the Company and outstanding in connection with the Share Lending Agreements of the Company with Bank of America, N.A. and Lehman Brothers International (Europe) Limited (filed as Exhibits 10.9 and 10.10 to the Form 8-K filed by the Company on December 12, 2007, as amended by amendments to those agreements filed as Exhibits 10.1 and 10.2 to the Form 8-K filed by the Company on December 17, 2007) are ignored in determining the Tengelmann Percentage Interest.

On December 15, 2010, the Company failed to comply with its obligation to pay dividends under its Convertible Preferred Articles Supplementary of the Preferred Stock.  While the failure to pay dividends when due automatically increased the applicable dividend rate by an additional 2.0% per annum to 10.0% per annum, any dividends on the Preferred Stock stopped accruing as of the date of the Bankruptcy Filing.  Beyond the dividend rate increase, at any time when the equivalent of six quarterly dividends payable on shares of Preferred Stock (whether or not consecutive and whether or not declared) are accrued and unpaid, the number of directors constituting the Company’s Board shall automatically be increased by two and the holders of shares of the Preferred Stock will have the right to elect such two directors.  Upon the Bankruptcy Filing, however, the enforcement rights of the holders of Preferred Stock in respect of the Convertible Preferred Articles Supplementary became subject to the applicable provisions of the Bankruptcy Code.

The preceding description of the Convertible Preferred Articles Supplementary is qualified by reference to the full text of the Convertible Preferred Articles Supplementary, a copy of which was filed as Exhibit 7.1 to Amendment No. 45 to the Statement and is incorporated herein by reference in its entirety.

Stockholder Agreement

In connection with the Acquisition, Tengelmann entered into the Stockholder Agreement.

In accordance with and pursuant to the Stockholder Agreement, the Board was expanded to 11 members, including four directors elected by Tengelmann, and the number of directors may not be (i) increased without the consent of Tengelmann and that number of directors that is at least 66.67% of the total number of directorships (including vacancies) or (ii) decreased without the consent of 66.67% of the total number of directorships (including vacancies); provided, however, that any decrease in the number of directorships that has the effect of reducing the number of directors that Tengelmann is entitled to nominate under the Stockholder Agreement requires the consent of Tengelmann.

Directors elected in accordance with the Convertible Preferred Articles Supplementary or nominated and elected or appointed by Tengelmann pursuant to the Stockholder Agreement (the “Tengelmann Directors”) have the right (at Tengelmann’s election) to serve on each committee of the Board and the number of such directors serving on each such committee of the Board cannot be less than the proportionate number of Tengelmann Directors to the total number of seats on the Board at such time (rounded to the nearest whole number).  So long as there are any Tengelmann Directors serving on the Board, at least one Tengelmann Director has the right to serve on each committee of the Board.  Tengelmann has the right to select the Tengelmann Directors that will serve on each committee of the Board of Directors.  Notwithstanding the foregoing, a Tengelmann Director shall not serve on any committee if such service would violate any law or listing exchange rule.  As soon as practicable upon Tengelmann’s request, Tengelmann is also entitled to have one Tengelmann Director be appointed to the board of directors and committees thereof of each subsidiary of the Company.

Tengelmann has agreed to vote for all other director nominees, other than in contested elections, in a manner identical to the manner in which the holders of voting securities of the Company, other than Tengelmann and its affiliates or Yucaipa, vote.  Tengelmann has also agreed not to take any action to remove or oppose any Board member not nominated by Tengelmann or to seek to change the size of the Board or otherwise seek to expand Tengelmann’s Board representation in a manner inconsistent with this voting obligation.

The Stockholder Agreement provides that for so long as the Tengelmann Percentage Interest is at least 25%, Tengelmann’s approval will be required for specified Company actions including specified extraordinary corporate transactions, specified issuances of equity securities, changes to the Company’s organizational documents and specified governance policies, the issuance and delivery to Yucaipa of any Common Stock upon the exercise by Yucaipa of the Series B Warrants (as defined in the Stockholder Agreement), amendments or refinancing of the Company’s ABL Credit Agreement (as defined in the Stockholder Agreement) before the Maturity Date and any action that could limit, restrict, prohibit or prevent the Company’s ability to pay dividends in full in cash on the Series A-T Preferred Stock.  Tengelmann’s approval will also be required for takeover defenses and specified transactions with affiliates after such time that the Yucaipa Percentage is less than 17.8% so long as the Tengelmann Percentage Interest is at least 25%.  The approval of a majority of the Tengelmann-nominated directors will be required for other specified Company actions, including specified acquisition or disposition transactions, specified issuances of equity securities, settlements or repurchases of certain equity securities, debt incurrence, dividends and the appointment or removal of the Company Chairman.  The approval of a majority of the Tengelmann-nominated directors will also be required for the adoption and amendment of strategic and business plans, appointment of the Company Chief Executive Officer, dissolution of the Company and specified capital expenditures after such time that the Yucaipa Percentage is less than 17.8% so long as the Tengelmann Percentage Interest is at least 25%.  Prior to entering into the Stockholder Agreement, the Board adopted amended and restated Bylaws of the Company, which became effective upon the consummation of the Acquisition to reflect the foregoing rights, a copy of which was filed as Exhibit 7.3 to Amendment No. 45 to the Statement and is incorporated herein by reference in its entirety.

If Yucaipa purchases any of the Senior Notes, it must provide Tengelmann an opportunity to purchase at the same price a portion of the Senior Notes in an amount calculated by dividing the aggregate number of shares of Series A-T Preferred Stock owned by Tengelmann by the aggregate number of shares of Preferred Stock outstanding at such time.  If Tengelmann purchases any Senior Notes, it must provide Yucaipa an opportunity to purchase 50% of the aggregate principal amount of such Senior Notes at the same price.

Pursuant to the Stockholder Agreement, the Company has agreed to register under the Securities Act of 1933, as amended, certain sales by Tengelmann and its affiliates of Company securities.  Tengelmann may make up to two demand registrations in any 12-month period, and not more than five in the aggregate, with respect to Company securities acquired on a date on or after the date of the Acquisition, subject to specified limitations, including limitations on the value of securities to be registered and the timing of such registrations.  Tengelmann may make up to two demand registrations in any 12-month period and not more than three in the aggregate with respect to Company securities acquired prior to the Acquisition, subject to special limitations, including limitations on the value of securities to be registered and the timing of such registrations.  Tengelmann and its affiliates may also sell their shares pursuant to registered sales by other Company stockholders or the Company, subject to similar limitations.  In addition, the Stockholder Agreement grants Tengelmann preemptive rights in respect of specified equity issuances by the Company and the right to cause the Company to settle certain warrants to acquire Company securities with Company stock purchased from Tengelmann.

Further, the Company agreed, as promptly as practicable after the consummation of the Acquisition, to duly call, establish a record date for, give notice of, convene and hold an annual or special meeting of the holders of Common Stock for the purposes of considering and taking action to obtain the NYSE Stockholder Approval, which was obtained at a special meeting of the Company’s stockholders held on December 15, 2009.

Further, at the annual meeting of the Company’s stockholders held on July 15, 2010, the Company’s stockholders approved an amendment of the Company’s charter to increase the number of shares of Common Stock which the Company has authority to issue from 160,000,000 to 260,000,000.  According to the Schedule 14A filed by the Company on June 4, 2010, such increase was intended to give the Company additional flexibility to pay dividends on the Preferred Stock, if necessary, in additional shares of Preferred Stock.

The preceding description of the Stockholder Agreement is qualified by reference to the full text of the Stockholder Agreement, a copy of which was filed as Exhibit 7.2 to Amendment No. 45 to the Statement and is incorporated herein by reference in its entirety.

Item 7.	Material to Be Filed as Exhibits

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TENGELMANN WARENHANDELSGESELLSCHAFT KG,

by	Tengelmann Verwaltungs-und Beteiligungs GmbH, as Managing Partner

	by:	/s/ Christian Wilhelm Erich Haub
Name: Christian Wilhelm Erich Haub
Title: Co-CEO

TENGELMANN VERWALTUNGS- UND BETEILIGUNGS GMBH,

by	/s/ Christian Wilhelm Erich Haub
Name: Christian Wilhelm Erich Haub
Title: Co-CEO

EMIL CAPITAL PARTNERS, LLC,

by	/s/ Andreas Guldin
Name: Dr. Andreas Guldin
Title: CEO

/s/ Karl-Erivan Warder Haub
Name: Karl-Erivan Warder Haub

By:	/s/ Andreas Guldin
Attorney-in-Fact

/s/ Christian Wilhelm Erich Haub
Name: Christian Wilhelm Erich Haub

By:	/s/ Andreas Guldin
Attorney-in-Fact

/s/ Erivan Haub
Name: Erivan Haub

By:	/s/ Andreas Guldin
Attorney-in-Fact

The Power of Attorney executed by CH authorizing JDB, Dr. Frank Hartmann and AG to sign and file this Amendment on CH’s behalf, which was filed as Exhibit 24.1 to the Form 4 filed with the Securities and Exchange Commission on August 12, 2008, is hereby incorporated by reference.

The Power of Attorney executed by EKH authorizing CH, AG, JDB, Dr. Jens-Jürgen Böckel, Mr. Claus-Martin Hoursch, Dr. Frank Hartmann and Mr. Helmut Klawitter to sign and file this Amendment on EKH’s behalf, which was filed as Exhibit 7.4 to Amendment No. 45 to the Statement filed with the Securities and Exchange Commission on August 14, 2009, is hereby incorporated by reference.

The Power of Attorney executed by GH authorizing CH, AG, JDB, Dr. Jens-Jürgen Böckel, Mr. Claus-Martin Hoursch, Dr. Frank Hartmann and Mr. Helmut Klawitter to sign and file this Amendment on GH’s behalf, which was filed as Exhibit 7.5 to Amendment No. 45 to the Statement filed with the Securities and Exchange Commission on August 14, 2009, is hereby incorporated by reference.

The Power of Attorney executed by KEH authorizing CH, AG, JDB, Dr. Jens-Jürgen Böckel, Mr. Claus-Martin Hoursch, Dr. Frank Hartmann and Mr. Helmut Klawitter to sign and file this Amendment on KEH’s behalf, which was filed as Exhibit 7.6 to Amendment No. 45 to the Statement filed with the Securities and Exchange Commission on August 14, 2009, is hereby incorporated by reference.

Dated: February 10, 2011

Appendix A

Persons Named in Item 5(a) (other than the Reporting Parties)*	Number of Shares**	Percentage of Outstanding Shares***

JDB	47,611	0.1%
GR	-	-
AG	114,192	0.2%

*	To the best knowledge of the Reporting Parties, each such person has the sole power to vote and dispose of his or her shares of Common Stock.

**
The amounts shown include all options and deferred compensation awards granted under Company plans exercisable within 60 days.  The number of options included in the total number of owned shares is 16,982 for JDB and 85,247 for AG.  The number of shares granted under deferred compensation plans included in the total number of owned shares is 16,770 for JDB.

***	According to the Quarterly Report, there were outstanding 53,852,470 shares of Common Stock as of January 7, 2011.